EX-99.B11-cmpwcon

                       Consent of Independent Accountants

We hereby consent to the use in the Statement of Additional Information constituting part of this Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (the "Registration Statement") of our report dated August 5, 1996, relating to the statement of changes in net assets for the year ended June 30, 1996 and the financial highlights for each of the nine years in the period ended June 30, 1996 of United Cash Management, Inc., which appears in such Statement of Additional Information, and to the incorporation by reference of our report into the Prospectus which constitutes part of this Registration Statement.



Price Waterhouse LLP
Kansas City, Missouri
September 25, 1997